1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC November 2021 Revenue Report

HSINCHU, Taiwan, R.O.C. – Dec. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for November 2021: On a consolidated basis, revenue for November 2021 was approximately NT$148.27 billion, an increase of 10.2 percent from October 2021 and an increase of 18.7 percent from November 2020. Revenue for January through November 2021 totaled NT$1,432.03 billion, an increase of 17.2 percent compared to the same period in 2020.

TSMC November Revenue Report (Consolidated):

(Unit:NT$ million)
Period	November 2021	October 2021	M-o-M Increase (Decrease) %	November 2020	Y-o-Y Increase (Decrease) %	January to November 2021	January to November 2020	Y-o-Y Increase (Decrease) %
Net Revenue	148,268	134,539	10.2	124,865	18.7	1,432,033	1,221,890	17.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Nov.	Net Revenue	148,267,599	124,865,438
	Jan. ~ Nov.	Net Revenue	1,432,032,807	1,221,889,899

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		71,590,820	24,395,280
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		519,005,016	2,309,169
	TSMC**			180,375,000
	TSMC***			125,774,655
	TSMC Japan Ltd.****		337,485	324,060

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	135,824,024
	Mark to Market Profit/Loss	(1,820,347)
	Unrealized Profit/Loss	(3,851,875)
Expired Contracts	Notional Amount	767,710,209
	Realized Profit/Loss	(5,749,652)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	33,182,688
	Mark to Market Profit/Loss	170,886
	Unrealized Profit/Loss	82,696
Expired Contracts	Notional Amount	293,739,033
	Realized Profit/Loss	1,243,442
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	18,991,816
	Mark to Market Profit/Loss	97,457
	Unrealized Profit/Loss	59,439
Expired Contracts	Notional Amount	171,467,799
	Realized Profit/Loss	663,229
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(25,114)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,712,175
	Mark to Market Profit/Loss	(23,314)
	Unrealized Profit/Loss	(22,273)
Expired Contracts	Notional Amount	17,607,375
	Realized Profit/Loss	161,291
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,893,535
	Mark to Market Profit/Loss	(78,917)
	Unrealized Profit/Loss	(79,309)
Expired Contracts	Notional Amount	11,176,180
	Realized Profit/Loss	119,136
Equity price linked product (Y/N)		N